NOTICE OF CHANGE OF AUDITOR

LINUX GOLD CORP.

(the “Company”)

TO:

The British Columbia Securities Commission

Alberta Securities Commission

AND TO:

ALL HOLDERS OF SHARES IN THE CAPITAL OF THE COMPANY

Linux  Gold  Corp.  (the  "Company")  has  requested  Dale  Matheson  Carr-Hilton  Labonte

LLP "DMCL" Chartered Accountants to submit its resignation as auditor of the Company and  "DMCL"  has  agreed  to  submit  its  resignation  as  auditor  of  the  Company,  effective

May  10,  2010.     The  Company  has  appointed  ACAL  Group  Chartered  Accountants

"ACAL" as auditor of the Company effective May 10, 2010.

The  Audit  Committee  and  the  Board  of  Directors  of  the  Company  have  considered  and approved the decision to change the auditor of the Company.

The former auditor did not provide an auditor’s report on any of the Company’s financial statements  relating  to  the  period  during  which  the  former  was  auditor  for  the  Company,

between  August  4,  2009  and  May  10,  2010.   In  the  opinion  of  the  Company,  there  have

been no “Reportable Events” (as defined below) reported by the former auditor.

For   the   purpose   of   this   notice   National   Policy   Statement   No.   31   of   the   Canadian

Securities  Administrators  states  that  a  Reportable  Event  may  consist  of  “disagreements”,

“unresolved  issued”  and  “consultations”  between  the  Company  and  the  former  auditor.

Disagreements, unresolved issues and consultations are defined in the policy as follows:

Disagreements

Disagreements  refer  to  any  matter  of  audit  scope,  accounting  principles  or  policies  or financial  statements  disclosure  that,  if  not  resolved  to  the  satisfaction  of  the  former auditor, would have resulted in a reservation in the auditor’s report.

Disagreements  include  both  those  resolved  to  the  former  auditor’s  satisfaction  and  those

not  resolved  to  the  former  auditor’s  satisfaction.   Disagreement  should  have  occurred  at

the  decision-making  level,  i.e.  between  personnel  of  the  reporting  issuer  responsible  for

the   finalization   of   its   financial   statements   and   the   personnel   of   the   auditor   firm

responsible  for  authorizing  the  issuance  of  audit  reports  with  respect  to  the  reporting issuer.

The  term  disagreement  is  to  be  interpreted  broadly.   It  is  not  necessary  for  there  to  have

been  an  argument  to  have  had  a  disagreement,  merely  a  difference  of  opinion.   The  term

disagreement does not include initial differences of opinion, based on incomplete facts or preliminary  information,  that  were  later  resolved  to  the  former  auditor’s  satisfaction,

provided  that  the  reporting  issuer  and  the  former  auditor  do  not  continue  to  have  a difference of opinion upon obtaining additional facts or information.

Unresolved Issues

Unresolved issues refer to matter which came to the former auditor’s attention and which,

in  the  former  auditor’s  opinion,  materially  impact  on  the  financial  statements  or  audit reports  (or  which  could  have  a  material  impact  on  them),  where  the  former  auditor  had advised the reporting issuer about the matter and:

a)   the   former   auditor   has  been   unable   to   fully   explore   the   matter   and  reach   a

conclusion as to its implications prior to a resignation or termination of the former auditor;

b)   the   matter   was   not   resolved   to   the   former   auditor’s   satisfaction   prior   to   a

resignation or termination of the former auditor; or

c)   the   former   auditor   is   no   longer   willing   to   be   associated   with   the   financial

statements prepared by management of the reporting issuer.

Consultations

Consultations  refer  to  situations  where  the  reporting  issuer  (or  someone  acting  on  its behalf) consulted the successor auditor regarding:

a)   the application of accounting principles to a specified transaction (either proposed or complete):

b)   the type of audit opinion that might be rendered on the reporting issuer’s financial statements; or

c)   a disagreement as defined above;

and  a  written  report  or  seriously  considered  oral  advice  was  provided  by  the  successor auditor to the reporting issuer.

Dated at Richmond, British Columbia, this 10th day of May, 2010.

BY ORDER OF THE BOARD

“John Robertson”

John Robertson, President.